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MAR 04 2024

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SEC FILE NUMBER
8-69780

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Shares Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Washington Blvd, Floor 9
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Rooney	(302) 753-5848	philip.d.rooney@jpmorgan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

150 3rd Avenue S, Suite #1400	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Lopusznick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Shares Financial Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO GSFS

[signature]
Notary Public 2/28/2024

HAROLD GOMEZ-DIAGO
Notary Public, State of New Jersey
My Commission Expires Oct 11, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To Management and Stockholder of Global Shares Financial Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Shares Financial Services Inc. (the "Company") as of December 31, 2023, and the related statement of operations, of changes in stockholder's equity and of cash flows, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Computation for PAB Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in

conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2022.

Global Shares Financial Services Inc. (Confidential)

Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash	$	4,846,707
Restricted Cash - Special Reserve Account for the Exclusive Benefit of Customers		750,000
Due from Clearing Broker - Omnibus Accounts		6,860,302
Referral Revenue Receivables		106,647
Due from Customers		17,279
Clearing Broker Deposit and Receivables		1,269
Prepaid Expenses and Other Assets		37,777
Deferred Tax Asset		121,141
Total Assets	$	12,741,122

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payables to Customers	$	6,899,680
Due to Affiliated Companies		405,434
Accounts Payable and Accrued Expenses		519,715
Total Liabilities	$	7,824,829

Commitments and Contingencies (Note 6)

Common Stock		50
Additional Paid-In Capital		8,884,103
Accumulated Deficit		(3,967,860)
Total stockholder's equity	$	4,916,293
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,741,122

Global Shares Financial Services Inc. (Confidential)

Statement of Operations
Year Ended December 31, 2023

REVENUE	
Commission Revenue	$ 1,355,721
Referral Revenue	1,030,360
Other Income	46,631
Total Revenue	$ 2,432,712
OPERATING EXPENSES	
Compensation expense and related costs	1,720,708
Professional fees	1,117,079
Shared operations services	550,446
Commission and clearance charges	495,277
Rent expense	24,635
Data and Subscriptions	70,819
Regulatory expenses	61,477
Other expenses	99,389
Total Expenses	$ 4,139,830
Income/(Loss) before provision for income taxes	(1,707,118)
(Provision)/Benefit for income taxes	221,366
NET LOSS	$ (1,485,752)

Global Shares Financial Services Inc. (Confidential)

Statement of Changes in Stockholder's Equity
December 31, 2023

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2023	$ 50	$ 5,724,707	$ (2,482,108)	$ 3,242,649
Capital Contributed		$ 3,159,396	-	$ 3,159,396
Net loss	$ -	$ -	$ (1,485,752)	$ (1,485,752)
Balance - December 31, 2023	**$ 50**	**$ 8,884,103**	**$ (3,967,860)**	**$ 4,916,293**

Global Shares Financial Services Inc. (Confidential)

Statement of Cash Flows
December 31, 2023

OPERATING ACTIVITIES:	
Net loss	$ (1,485,752)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets:	
Increase in due from clearing broker - omnibus	(5,462,519)
Increase in referral revenue receivables	(39,450)
Decrease in due from customers	4,063
Decrease in clearing broker deposit and receivables	129,589
Increase in prepaid expenses and other assets	(19,519)
Increase in deferred tax asset	(121,141)
Changes in operating liabilities:	
Increase in payable to customers	5,432,260
Increase in due to affiliate companies	210,647
Increase in accounts payable and accrued expenses	128,039
Net Cash Used In Operating Activities	(1,223,783)
FINANCING ACTIVITIES:	
Stockholder's contributions received	3,159,396
Net Cash Provided by Financing Activities	3,159,396
NET INCREASE IN CASH AND RESTRICTED CASH	1,935,613
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	3,661,094
CASH AND RESTRICTED CASH AT END OF YEAR	$ 5,596,707

Supplemental Cash Flow Information

Cash Paid for Interest	$ 114
Income taxes paid/(received) during the year from JPMorgan Chase & Co. and to state and local taxing authorities	$ (95,516)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Shares Financial Services Inc. (the "Company") is a wholly-owned subsidiary of JP Morgan Chase Holding LLC (the "Parent") which is a direct wholly owned subsidiary of JP Morgan Chase and Co ("JPM"). The Company was acquired by JPM in 2022. The Company is a registered broker-dealer, effective as of August 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The company provides brokerage and custody services for the clients and share plan participants of the customers of the Parent and its Affiliates.

Pursuant to its Continuing Membership Application, the Company accepts customer cash and securities from participants in issuer stock and option purchase programs (share plans) which it holds in an Omnibus Clearing capacity with an affiliated broker dealer, JPMorgan Securities, LLC (the clearing firm). When participant securities vest, the assets are transferred to the Company's Omnibus account where a customer can decide to hold the securities or instruct the Company to sell the shares for which the Company earns a commission.

Additionally, the Company refers sale transactions in certain listed securities to other broker dealers. The Company's referrals include issuers whose shares are listed on an exchange to facilitate employee share plan sales. The Company earns a fee, paid by the other broker dealers, for its referrals.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. The Parent intends to continue to provide financial support to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Income taxes

The Company files and will file a standalone U.S. Federal tax return up until period ending October 31, 2023. Effective November 1, 2023, the results of operations of the Company will be included in the consolidated federal income tax returns filed by JPM. The Company is included in the New York State, New York City and other state income tax returns filed by JPM. Pursuant to a tax sharing agreement, JPM allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPM will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded in the Financial Statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPM entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPM and the Company allows for intercompany payments to or from JPM for outstanding current tax assets or liabilities.

Revenue recognition

Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions from participants for facilitating sales of securities that the participants have received as part of their employer's share plan program. The performance obligation is satisfied at the time the share is sold and the risks and rewards of ownership have been transferred from the participant. Commissions are determined based on an agreed upon percentage or fixed dollar amount based on the transaction size. The commissions are received on settlement date and recognized upon receipt.

The Company also earns revenues for referrals made to other broker-dealers for the facilitation of the sale of stock for certain employee share plan managed by an affiliated company. The performance obligation is satisfied at the time the referral is made and the other broker dealer executes the sale transaction. The Company has agreements with the other broker-dealers which stipulate the amount of referral revenue that will be earned on each referred sale transaction. Revenues are earned on a trade date basis which is the time transactions occur.

The Company records a monthly accrual for amounts earned which are paid in the subsequent month. Referral revenue receivables were $106,647 as of December 31, 2023, represented as Referral Revenue Receivables on the Statement of Financial Condition.

Revenue recognition (continued)

All receivables are recorded without bearing interest. The Company may book an allowance for doubtful accounts to the extent it concludes receivables will not be collected. At December 31, 2023, the Company had no allowance for doubtful accounts.

Cash and Restricted Cash

The Company considers all highly liquid instruments purchased with an original maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2023.

The Company maintains cash with a single financial institution located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

In accordance with FINRA Customer Protection Rule 15c3-3 the Company calculates weekly, as of the close of the last business day of the week, and deposits, as necessary, into the Special Reserve Account for the Exclusive Benefit of Customers no later than one hour after the opening of banking business on the second following business day. There were withdrawals of $4,450,000 and deposits of $4,800,000 to the Special Reserve Account for the Exclusive Benefit of Customers during 2023. As of December 31, 2023, Cash and Restricted Cash were as follows:

	2023
Cash	$4,846,707
Restricted Cash	750,000
Cash and Restricted Cash	$5,596,707

Improvements to Income Tax Disclosures: Issued December 2023

- Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received)
- Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds.
- Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met
- Required effective date: Annual financial statements for the year ending December 31, 2025. (Early adoption is permitted.)
- The guidance can be applied on a prospective basis with the option to apply the standard retrospectively.
- The Firm is evaluating the potential impact on the Financial Statements disclosures, as well as the Firm's planned date of adoption

Improvements to Reportable Segment Disclosures: Issued in November 2023

- Requires enhanced disclosures primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker.
- Effective for annual periods beginning after December 15, 2023.
- Since this ASU only requires additional disclosures, adoption of this ASU is not expected to have any impact on the Company's financial condition, operations, or cash flows.

3. RELATED PARTY TRANSACTIONS

Through two expense sharing agreements with Global Shares Inc. and Global Shares Ireland Limited (the "Affiliates"), the Company is allocated certain operating expenses such as, salaries, rent, contractor costs and shared operations services. Additionally, for the year ended December 31, 2023, the Affiliates paid or will pay certain Company direct expenses on its behalf. Such expense amounts aggregated to $2,296,039 for the year ended December 31, 2023 which is reflected in the accompanying Statement of Operations. As of December 31, 2023, the Company had a $405,434 payable balance, which is non-interest bearing, due to the Affiliates.

	2023
Compensation expense and related costs	$ 1,720,708
Shared operations services	550,446
Rent expense	24,635
Other expenses	250
	$2,296,039

During 2023 and as a result of the acquisition by JPM, the Company opened up an Omnibus custody account in the name of the Company with the Clearing Firm. Custody and trade execution services were previously provided by a subsidiary of the Royal Bank of Canada (RBC). The Clearing Firm provides custody services over the Company's participants' assets as well as trade execution services on behalf of the Company's participant clients.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits at December 31, 2023 was $6,860,302. At December 31, 2023, the Company had net capital, as defined, of $4,632,594, which exceeded the required minimum net capital of $250,000 by $4,382,594

5. INCOME TAXES

The current and deferred components of the income tax expense included in the Statement of Operations, for the year ended December 31, 2023, are as follows:

	Year ended December 31, 2023		
	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	(100,225)	(121,141)	(221,366)
Total	$ (100,225)	$ (121,141)	$ (221,366)

A reconciliation of the applicable statutory U.S. income tax rate and the Company's income tax expense is shown on the following table:

	Year Ended December 31, 2023
Statutory U.S. income tax expense/(benefit)	$ (358,495)
Increase/(decrease) due to:	
State and local taxes, net of U.S. federal income tax benefit	(49,605)
Valuation Allowance	189,478
Other	(2,744)
Income tax expense/(benefit)	$ (221,366)

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2023, the Company had a net deferred tax asset before valuation allowance of $943,618. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to federal and state net operating losses. As of December 31, 2023, management has determined that it is more likely than not that the Company will not realize its deferred tax assets except for the amounts relating to state net operating losses.

A valuation allowance of $822,478 is recorded as of December 31, 2023. Since December 31, 2022, the valuation allowance increased by $189,478 driven by valuation allowance established on current period federal net operating losses partially offset by valuation allowance release relating to a state law change which allows ability to fully utilize net operating loss carryforwards.

For the year ended December 31, 2023, on a pre-tax basis, the Company has federal net operating losses of $3,894,713, a small amount of which expires in 2037, with the remaining amount not subject to expiration. The Company also has state net operating losses of approximately $1,703,810 that begin to expire in 2037.

At December 31, 2023, the Company has no unrecognized tax benefits.

The Company's US federal corporate income tax returns for the tax years ending on or after December 31, 2019 remain open to examination. The Company's New Jersey and California income tax returns for the tax years ending on or after December 31, 2018 remain open to examination.

6. COMMITMENTS AND CONTINGENCIES

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of December 31, 2023.

The Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in our business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses.

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2023, through February 28, 2024, the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.

Global Shares Financial Services Inc. (Confidential)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

SCHEDULE 1

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 4,916,293
DEDUCTIONS AND/OR CHARGES:	
Referral Revenue Receivables	106,647
Due from Customers	17,279
Prepaid Expenses and Other Assets	37,777
Deferred Tax Asset	121,141
Haircuts on Foreign Currency Balances	856
Total deductions and/or charges	283,700
NET CAPITAL	$ 4,632,593
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
Minimum net capital required : 2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ 250,000
Excess net capital	$ 4,382,593
Net Capital less greater of 5% of aggregate 15c3-3 debit balances or 120% of the minimum requirement	$ 4,289,578

Reconciliation between the net capital as computed above and that originally reported by the Company on its unaudited Part II of Form X-17A-5

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 4,632,593
Decrease in Deferred Tax Asset	701,052
Decrease in Stockholder's Equity	(701,052)
Net capital, per above	$ 4,632,593

Global Shares Financial Services Inc. (Confidential)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

Credit Items	**CREDIT**	**DEBIT**
Free credit balances and other credit balances in customers' security accounts	$ 6,899,680	
Monies borrowed collateralized by securities carried for the accounts of customers.	-	
Monies payable against customers' securities loaned.	-	
Customers' securities failed to receive.	-	
Credit balances in firm accounts which are attributable to principal sales to customers.	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar day	-	
Market value of short security count differences over 30 calendar days old.	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-	
Other	-	
Total Credits	$ 6,899,680	
Debit Items		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.		$ 6,860,302
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		-
Failed to deliver of customers' securities not older than 30 calendar days.		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts.		-
Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission		-
Aggregate debit Items		$ 6,860,302
Less 3% charge for alternative filers		$ (205,809)
Total 15c3-3 debits		$ 6,654,493
Excess of total debits over credits	-	
Excess of total credits over debits	$ 245,187	
Amount on Deposit December 31, 2023	$ 750,000	

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

Global Shares Financial Services Inc. (Confidential)

Computation for PAB Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company does not maintain the proprietary accounts of broker-dealers and as such, the Computation for PAB Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

Global Shares Financial Services Inc. (Confidential)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	None

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2023 unaudited FOCUS Part II report.

pwc

Report of Independent Registered Public Accounting Firm

To Management of Global Shares Financial Services Inc.

We have examined Global Shares Financial Services Inc.'s assertions, included in the accompanying Global Shares Financial Services Inc. Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was not effective during the year ended December 31, 2023 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was not effective as of December 31, 2023 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2023, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2023, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and

240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Global Shares Financial Services Inc.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying compliance report, the following material weaknesses were identified in the Company's internal control over compliance during the year ended December 31, 2023:

A. Information Technology General Controls relating to user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel were not designed or operating effectively over the Company's systems that contain underlying source data used to generate and distribute account statements to comply with Rule 2231 of the Financial Industry Regulatory Authority.

B. Information Technology General Controls relating to program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately were not designed or operating effectively over the Company's systems that contain underlying source data used to generate and distribute account statements to comply with Rule 2231 of the Financial Industry Regulatory Authority.

C. The Company's internal controls over compliance with Rule 2231 of the Financial Industry Regulatory Authority were not designed or operating effectively to ensure the complete and accurate generation and distribution of account statements.

Also as described in the accompanying compliance report, the material weaknesses described in bullets A. and C. above were identified in the Company's internal control over compliance as of December 31, 2023.

In our opinion,

- because of the material weaknesses referred to above, the Company's internal control over compliance with the financial responsibility rules was not effective as of and during the year ended December 31, 2023,

- the Company was in compliance with the net capital rule and the reserve requirements rule as of December 31, 2023, and

- the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

PricewaterhouseCoopers LLP

February 28, 2024

Global Shares
a J.P.Morgan company

Global Shares Financial Services Inc. Compliance Report.

Global Shares Financial Services Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2023 because of the following material weaknesses in the Company's Internal Control Over Compliance:

A. Information Technology General Controls relating to user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel were not designed or operating effectively over the Company's systems that contain underlying source data used to generate and distribute account statements to comply with Rule 2231 of the Financial Industry Regulatory Authority.

B. Information Technology General Controls relating to program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately were not designed or operating effectively over the Company's systems that contain underlying source data used to generate and distribute account statements to comply with Rule 2231 of the Financial Industry Regulatory Authority.

C. The Company's internal controls over compliance with Rule 2231 of the Financial Industry Regulatory Authority were not designed or operating effectively to ensure the complete and accurate generation and distribution of account statements.

(3) The Company's Internal Control over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2023 due to the material weaknesses described in bullets A and C above;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Edward Lopusznick, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Global Shares Financial Services Inc.

DocuSigned by:
Edward Lopusznick
E1C57848FDD648A...

By: Edward Lopusznick
Title: Chief Executive Officer, Global Shares Financial Services, Inc
February 28, 2024

Global Shares Financial Services Inc.

Report on Audit of Financial Statement of Financial Condition
For the Year Ended December 31, 2023

Global Shares Financial Services Inc.

Year Ended December 31, 2023

Contents

Financial Statement

Report of Independent Registered Public Accounting Firm

To Management and Stockholder of Global Shares Financial Services Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Global Shares Financial Services Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2022.

Global Shares Financial Services Inc.

Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash	$	4,846,707
Restricted Cash - Special Reserve Account for the Exclusive Benefit of Customers		750,000
Due from Clearing Broker - Omnibus Accounts		6,860,302
Referral Revenue Receivables		106,647
Due from Customers		17,279
Clearing Broker Deposit and Receivables		1,269
Prepaid Expenses and Other Assets		37,777
Deferred Tax Asset		121,141
Total Assets	$	12,741,122

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payables to Customers	$	6,899,680
Due to Affiliated Companies		405,434
Accounts Payable and Accrued Expenses		519,715
Total Liabilities		7,824,829
Commitments and Contingencies (Note 6)		
Common Stock		50
Additional Paid-In Capital		8,884,103
Accumulated Deficit		(3,967,860)
Total stockholder's equity		4,916,293
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,741,122

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Shares Financial Services Inc. (the "Company") is a wholly-owned subsidiary of JP Morgan Chase Holding LLC (the "Parent") which is a direct wholly owned subsidiary of JP Morgan Chase & Co ("JPM"). The Company was acquired by JPM in 2022. The Company is a registered broker-dealer, effective as of August 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The company provides brokerage and custody services for the clients and share plan participants of the customers of the Parent and its Affiliates.

Pursuant to its Continuing Membership Application, the Company accepts customer cash and securities from participants in issuer stock and option purchase programs (share plans) which it holds in an Omnibus Clearing capacity with an affiliated broker dealer, JPMorgan Securities, LLC (the clearing firm). When participant securities vest, the assets are transferred to the Company's Omnibus account where a customer can decide to hold the securities or instruct the Company to sell the shares for which the Company earns a commission.

Additionally, the Company refers sale transactions in certain listed securities to other broker dealers. The Company's referrals include issuers whose shares are listed on an exchange to facilitate employee share plan sales. The Company earns a fee, paid by the other broker dealers, for its referrals.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. The Parent intends to continue to provide financial support to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Income taxes

The Company files and will file a standalone U.S. Federal tax return up until period ending October 31, 2023. Effective November 1, 2023, the results of operations of the Company will be included in the consolidated federal income tax returns filed by JPM. The Company is included in the New York State, New York City and other state income tax returns filed by JPM. Pursuant to a tax sharing agreement, JPM allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPM will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded in the Financial Statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPM entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPM and the Company allows for intercompany payments to or from JPM for outstanding current tax assets or liabilities.

All receivables are recorded without bearing interest. The Company may book an allowance for doubtful accounts to the extent it concludes receivables will not be collected. At December 31, 2023, the Company had no allowance for doubtful accounts.

Cash and Restricted Cash

The Company considers all highly liquid instruments purchased with an original maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2023.

The Company maintains cash with a single financial institution located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

In accordance with FINRA Customer Protection Rule 15c3-3 the Company calculates weekly, as of the close of the last business day of the week, and deposits, as necessary, into the Special Reserve Account for the Exclusive Benefit of Customers no later than one hour after the opening of banking business on the second following business day. There were withdrawals of $4,450,000 and deposits of $4,800,000 to the Special Reserve Account for the Exclusive Benefit of Customers during 2023. As of December 31, 2023, Cash and Restricted Cash were as follows:

	2023
Cash	$4,846,707
Restricted Cash	750,000
Cash and Restricted Cash	$5,596,707

Improvements to Income Tax Disclosures: Issued December 2023

- Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received)
- Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds.
- Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met
- Required effective date: Annual financial statements for the year ending December 31, 2025. (Early adoption is permitted.)
- The guidance can be applied on a prospective basis with the option to apply the standard retrospectively.
- The Firm is evaluating the potential impact on the Financial Statements disclosures, as well as the Firm's planned date of adoption

Improvements to Reportable Segment Disclosures: Issued in November 2023

- Requires enhanced disclosures primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker.
- Effective for annual periods beginning after December 15, 2023.
- Since this ASU only requires additional disclosures, adoption of this ASU is not expected to have any impact on the Company's financial condition, operations, or cash flows.

3. RELATED PARTY TRANSACTIONS

During 2023 and as a result of the acquisition by JPM, the Company opened up an Omnibus custody account in the name of the Company with the Clearing Firm. Custody and trade execution services were previously provided by a subsidiary of the Royal Bank of Canada (RBC). The Clearing Firm provides custody services over the Company's participants' assets as well as trade execution services on behalf of the Company's participant clients.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits at December 31, 2023 was $6,860,302. At December 31, 2023, the Company had net capital, as defined, of $4,632,594, which exceeded the required minimum net capital of $250,000 by $4,382,594

5. INCOME TAXES

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2023, the Company had a net deferred tax asset before valuation allowance of $943,618. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to federal and state net operating losses. As of December 31, 2023, management has determined that it is more likely than not that the Company will not realize its deferred tax assets except for the amounts relating to state net operating losses.

A valuation allowance of $822,478 is recorded as of December 31, 2023. Since December 31, 2022, the valuation allowance increased by $189,478 driven by valuation allowance established on current period federal net operating losses partially offset by valuation allowance release relating to a state law change which allows ability to fully utilize net operating loss carryforwards.

For the year ended December 31, 2023, on a pre-tax basis, the Company has federal net operating losses of $3,894,713, a small amount of which expires in 2037, with the remaining amount not subject to expiration. The Company also has state net operating losses of approximately $1,703,810 that begin to expire in 2037.

At December 31, 2023, the Company has no unrecognized tax benefits.

The Company's US federal corporate income tax returns for the tax years ending on or after December 31, 2019 remain open to examination. The Company's New Jersey and California income tax returns for the tax years ending on or after December 31, 2018 remain open to examination.

6. COMMITMENTS AND CONTINGENCIES

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of December 31, 2023.

The Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in our business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses.

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2023, through February 28, 2024, the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.